UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-14106

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

DaVita Inc. Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

DaVita Inc.

601 Hawaii Street

El Segundo, California 90245

DAVITA INC. RETIREMENT SAVINGS PLAN

Financial Statements and Supplemental Schedules

December 31, 2007 and 2006

(With Report of Independent Registered Public Accounting Firm Thereon)

DAVITA INC. RETIREMENT SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

The Plan Administrator

DaVita Inc. Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of DaVita Inc. Retirement Savings Plan (the Plan) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2007 and Schedule H, Line 4a – Schedule of Delinquent Participant Contributions for the Year Ended December 31, 2007 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Seattle, Washington

June 24, 2008

DAVITA INC. RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2007 and 2006

(dollars in thousands)

	2007	2006
Plan interest in the Master Trust at fair value	$547,197	$453,831
Receivables — employee contributions	3,810	3,437

Total assets	551,007	457,268
Liabilities — excess contributions payable to participants	2,451	1,073

Net assets available for benefits, at fair value	$548,556	$456,195
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	562	535

Net assets available for benefits	$549,118	$456,730

See accompanying notes to financial statements.

DAVITA INC. RETIREMENT SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2007 and 2006

(dollars in thousands)

	2007	2006
Additions to net assets attributed to:
Investment income:
Net investment income from the Master Trust	$39,124	$45,651

Contributions:
Employee	47,890	45,082
Rollovers	4,253	3,400

Total additions	91,267	94,133

Deductions from net assets attributed to:
Benefit payments	45,301	46,031
Administration expenses	220	129

Total deductions	45,521	46,160

Net increase before Plan mergers	45,746	47,973
Plan mergers	46,642	237,622
Net assets available for benefits at beginning of year	456,730	171,135

Net assets available for benefits at end of year	$549,118	$456,730

See accompanying notes to financial statements.

DAVITA INC. RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2007 and 2006

(1)	Description of Plan

The following description of the DaVita Inc. Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan was established as a defined contribution plan for the benefit of employees of DaVita Inc. (the Company). Employees become eligible to participate upon completion of both service for a consecutive six- month period, and attaining the age of 18. Participants may enroll in the Plan immediately following attainment of eligibility status. However, effective June 1, 2008, participants become eligible to participate in the Plan immediately following the date of hire and attaining the age of 18. The Plan does not cover certain classes of individuals such as leased employees, independent contractors, non-resident aliens, and employees covered under a collective bargaining agreement. The Plan is intended to qualify under Section 401(a) of the Internal Revenue Code of 1986 (the Code), as amended, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Plan Mergers and Conversion Transactions

On December 19, 2007, the DaVita, Inc. Profit Sharing Plan (the Profit Sharing Plan) with total net assets of approximately $46.6 million was merged into the Plan. As a result of the merger, all participants account balances in the Profit Sharing Plan became 100% vested and the Profit Sharing Plan was terminated, in accordance with plan provisions. On January 1, 2008, the Master Trust Agreement was terminated (see discussion below) as a result of the Profit Sharing Plan merger into the Plan and the Plan operates as a simple Trust.

In November 2006, the Physicians Dialysis Inc. Savings and Retirement Plan (PDI Plan), and the Physicians Choice Dialysis Savings and Retirement Plan (PCD Plan) with combined total net assets of approximately $1.8 million, were merged into the Plan. The Company had acquired the total outstanding stock of Physicians Dialysis Inc. and Physicians Choice Dialysis on September 1, 2004. The Company allowed participants in the PDI and PCD Plans to continue to make contributions to their respective plans until April 1, 2005, at which time, all future contributions were directed into the Plan.

On January 3, 2006, the Gambro Healthcare, Inc. 401(k) Plan (Gambro Plan), with assets totaling approximately $235.8 million was merged into the Plan as a result of the Company acquiring all of the outstanding stock of Gambro Healthcare, Inc. effective on October 1, 2005. The merger was completed in accordance with the stock purchase agreement between the Company and Gambro Healthcare, Inc., and did not result in any taxable income to the participants. Certain plan provisions that existed under the Gambro Healthcare Inc. 401(k) Plan and are considered protected benefits were incorporated into the Plan in 2006. In addition, employees of Gambro Healthcare, Inc. became eligible to participate in the Plan upon meeting the Plan’s eligibility requirements, and were given credit for all previous service with Gambro Healthcare, Inc.

In conjunction with the Gambro Plan merger, the Plan selected Fidelity Management Trust Company and related companies, as its new Trustee, investment manager, and recordkeeper, effective January 1, 2006. Previously, these services were provided by Scudder Trust Company and Automated Data Processing (ADP). The majority of the investment funds held previously were reinvested into corresponding investment funds with Fidelity, that had similar investment objectives. Certain investment funds, including DaVita Inc. Common Stock Fund, transferred the total number of shares held in the funds on the date of conversion to Fidelity.

On January 3, 2006, the Company entered into a Master Trust Agreement (the Agreement) with Fidelity Management Trust Company (the Trustee), to create a single trust to hold and invest the assets of the Plan as well as the Profit Sharing Plan (collectively referred to as the Plans). The Trustee maintains a separate account for each individual plan within the Master Trust, which includes all of the Plan’s investments, receipts, disbursements and other transactions that are specific to each individual plan as well as an allocation of earnings based upon the units of each investment fund held by the individual plan. Each separate plan is also responsible for the payment of benefits, expenses or other charges that are allocated to each such plan and is not responsible for the payment of benefits, expenses or other charges allocated to any other plan. In addition, the Trustee also performs recordkeeping and administrative functions for the Plans as outlined in the Agreement.

DAVITA INC. RETIREMENT SAVINGS PLAN

Notes to Financial Statements - continued

December 31, 2007 and 2006

Contributions

Participants may elect to contribute either a fixed dollar amount or a maximum percentage of 50% of their eligible compensation (20% for highly compensated participants) into any one of the investment options offered by the Plan, subject to the legal limit allowed by the Internal Revenue Service (IRS) regulations.

Participants may direct their investments into the Company Common Stock Fund and certain registered investment company and common commingled trust funds as allowed under the Plan. The contributions of participants without elected investment options are invested into various Fidelity Freedom Funds, depending upon the age of the participants. Participants cannot invest more than 25% of their total account balance into the Company Common Stock Fund.

Participants may elect to change their contribution percentage at any time and may change their investment selection or transfer amounts between funds daily. Participants who have attained the age of fifty before the close of the plan year are also eligible to make catch up contributions in accordance with, and subject to, the legal limitations of the Code.

The Company may elect to make discretionary contributions to the Plan as long as the total contributions (including participant’s 401(k) contributions) do not exceed the maximum allowable deduction to the Company under the Code. There were no discretionary contributions made in 2007 and 2006.

Participants may transfer rollover contributions from other qualified plans into their Plan account subject to provision under the Plan. Rollovers must be made in cash within the time limit specified by the IRS.

Participant Accounts

The Plan recordkeeper maintains an account for each participant’s contributions, allocations of Company contributions if any, rollover contributions, investment earnings net and Plan expenses. Company discretionary contributions, if any, are allocated to each participant’s account in proportion that their compensation bears to the total compensation for all eligible participants. Investment earnings net and Plan expenses are allocated to each account in the proportion that the account bears to the total of all participants’ accounts. Participants’ accounts are valued on a daily basis based on the quoted market prices of the investment funds, or the quoted market prices of the underlying securities.

Vesting

Participants in the Plan will always be 100% vested in their section 401(k) contributions, and their rollover contributions and earnings thereon. Certain employer contributions from merged plans and employer discretionary contributions, if any, vest over a five year period. Employees become fully vested upon death or disability.

Benefit Payments

Distributions from the Plan will be paid in the form of cash or if a participant’s vested balance includes Company Common Stock fund, they may elect to receive a distribution of those shares. Participants may receive distributions either upon termination of service, by obtaining age 59 1/2, incurring a financial hardship, or withdrawing their rollover and after-tax contributions. Rollover and after-tax contributions may be withdrawn at any time. Employee deferral contributions may not be distributed unless the participant has attained age 59 1/2, terminates service or upon termination of the Plan. However, distributions in cash will begin no later than sixty days after the close of the Plan year end in which the latest following event occurs; a participant reaches normal retirement age and obtains ten years of participation in the Plan or terminates employment. Distributions are also required to begin by April of the calendar year following the calendar year in which the participant attains age 70 1/ 2. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Terminated participants with vested balances greater than $1,000 and less than $5,000 will have their account transferred to another qualified account. For termination of service with vested benefits of $1,000 or less, a participant may automatically receive the vested interest in his or her account in a lump sum distribution.

DAVITA INC. RETIREMENT SAVINGS PLAN

Notes to Financial Statements - continued

December 31, 2007 and 2006

Distributions for financial hardship must be made both on account of an immediate and heavy financial need, and be necessary to satisfy that need. Participants are required to obtain Plan loans described below, before requesting a hardship distribution except if the funds are to be used as a down payment on a principal residence. Only the participant’s tax deferred contributions, matching contributions and rollover contributions may be distributed. Earnings and Company discretionary contributions are not eligible for distribution. Participant’s contributions will be suspended for at least six months after the receipt of the hardship distribution.

In the event of death of a participant, the participant’s vested account balance will be distributed to the participant’s beneficiary as soon as reasonably practicable.

Excess Contributions

Excess contributions payable to participants represent amounts due to participants for excess contributions as a result of Code limitations that will be refunded to participants subsequent to year end.

Participant Loans

The Plan permits participants to borrow a minimum of $1,000 from their participant accounts. Subject to certain IRS regulations and Plan limits, such loans cannot exceed the lesser of 50% of the value of the participant’s vested account, or $50,000 reduced for any prior loan outstanding.

The loan must be repaid generally within 5 years or within a reasonable period of time depending upon its purpose and bears interest at prime as stated in the Wall Street Journal on the date the loan is made plus 1%. The interest rates on outstanding loans ranged from 4.00% to 10.50% at December 31, 2007, with maturities through November 2017. Loans are secured by the vested portion of a participant’s account balance.

Plan Termination

Although it has not expressed the intent to do so, DaVita Inc. has the right to terminate the Plan at any time subject to the provisions under ERISA. If the Plan is terminated, each participant’s account balance will be fully vested and distributed in a timely manner.

(2)	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America.

Unit Accounting

The Master Trust and the Plan use unit accounting for recordkeeping purposes. Each “unit” represents a portion of ownership in a fund.

Investment Valuation and Interest in the Master Trust at Fair Value

The interest in the Master Trust at fair value includes the value of assets plus any accrued income. Investments in shares of registered investment company funds are reported at fair value based on quoted market prices. The fair value of the common and commingled trust fund is calculated as discussed below. The Company Stock Fund is valued at fair value based on its year-end unit closing price from the New York stock exchange (comprised of year-end market price plus uninvested cash position).

Income Recognition and Net Investment Income from the Master Trust and Plan

Purchases and sales of securities are recorded on a trade-date basis. Interest income is accrued when earned. Dividends are recorded on the ex-dividend date. The change in fair value of assets from one period to the next and realized gains and losses are recorded as net appreciation (depreciation) in fair value of investments. Total investment income of the Master Trust as presented in Note 3 is allocated to each individual plan investing in the Master Trust based on the units of each fund held by the respective plan and plan specific participant loans.

DAVITA INC. RETIREMENT SAVINGS PLAN

Notes to Financial Statements - continued

December 31, 2007 and 2006

Investments

Within the Plan and the Master Trust, investments in registered investment company funds and Company Common Stock Fund are stated at fair value based on quoted market prices plus uninvested cash positions, if any.

The Fidelity Managed Income Portfolio II Fund or the MIP fund is a common and commingled trust fund investing primarily in guaranteed investment contracts (GICs), synthetic GICs and US government securities. The GICs are fully benefit-responsive. As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.

As required by FSP, the statements of net assets available for benefits present the fair value of the investments in common commingled trust fund relating to fully benefit-responsive investment contracts as well as the adjustment of the investments in common commingled trust fund relating to fully benefit-responsive investment contracts from fair value to contract value. The statements of changes in net assets available for benefits are prepared on a contract value basis. The fair value of the MIP Fund was calculated by discounting the related cash flows and the fair values of the underlying investments and the wrapper contracts using a discounted cash flow model that considers recent fee bids as determined by recognized dealers, discount rate, and the duration of the underlying portfolio securities. The overall effective yield and crediting rate for the MIP Fund was 4.69% and 4.18% for the years ended December 31, 2007 and 2006, respectively.

The Master Trust provides for various investment fund options, which in turn invest in a combination of stocks, bonds and other investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the high level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Receivables – Employee Contributions

Receivables from employee contributions are stated at net realizable value, and represent deferrals of employee’s compensation that have not yet been contributed to the Plan.

Participant Loans

Participant loans are stated at cost which approximates fair value.

Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Administrative Expenses and Investment Management Fees

All operational administrative costs of the Plan are deducted from participant’s account balances except certain transaction costs associated with the recordkeeping of the Company Common Stock fund which are borne by the Company. Administrative costs include trustee fees, recordkeeping, participant reporting costs, brokerage fees, participant loan costs, commissions and transactions charges. Investment management fees are paid by the respective investment funds and are deducted in arriving at each fund’s overall net asset value.

DAVITA INC. RETIREMENT SAVINGS PLAN

Notes to Financial Statements - continued

December 31, 2007 and 2006

(3)	Investments

At December 31, 2007 and 2006, the Plan’s interest in the net assets of the Master Trust was 100% and approximately 91%, respectively. The following table presents the values of investments held by the Master Trust as of December 31, 2007 and 2006 and the investment income for the years ended December 31, 2007 and 2006. (dollars in thousands):

		December 31, 2007	December 31, 2006
Common Commingled Trust Fund:
	Fidelity Managed Income Portfolio II Fund	$74,102	$75,317
Registered Investment Company Funds:
	Fidelity Contrafund	81,345	67,370
	Fidelity Capital & Income Fund	661
	Fidelity Balanced Fund	28,133	26,309
	Fidelity Low-Priced Stock Fund	12,858	14,096
	Fidelity Diversified International Fund	40,274	34,972
	Fidelity Freedom Income Fund	1,794	1,399
	Fidelity Freedom 2000 Fund	1,336	1,282
	Fidelity Freedom 2005 Fund	196	170
	Fidelity Freedom 2010 Fund	9,658	7,898
	Fidelity Freedom 2015 Fund	2,839	1,485
	Fidelity Freedom 2020 Fund	15,354	11,743
	Fidelity Freedom 2025 Fund	3,002	1,070
	Fidelity Freedom 2030 Fund	52,835	43,639
	Fidelity Freedom 2035 Fund	1,977	835
	Fidelity Freedom 2040 Fund	9,683	8,081
	Fidelity Freedom 2045 Fund	237	—
	Fidelity Freedom 2050 Fund	203	—
	Fidelity Spartan US Equity Index Fund	38,523	38,476
	Pimco Total Return Fund	43,960	42,522
	Pimco Total Return Mortgage Fund	194	—
	Franklin Balance Sheet Fund Class A Shares	13,302	14,793
	ABF Large Cap Value Fund	33,345	33,160
	Baron Small Cap Fund	13,469	11,724
	RS Partners Fund	4,133	4,913
	Allianz CCM MID CAP Fund	5,853	3,628
	Putnam International Capital Opportunities Fund	1,584	—
Common Stock	DaVita Inc. Common Stock Fund	33,079	37,301
Participant Loans	4.00% - 10.50% maturing through November 2017	23,268	18,780

Total Investments at Fair Value		547,197	500,963
Adjustment from fair value to contract value for fully benefit-responsive investment contracts		562	903

Net Investments		$547,759	$501,866

DAVITA INC. RETIREMENT SAVINGS PLAN

Notes to Financial Statements - continued

December 31, 2007 and 2006

Investment Income for the Master Trust

	2007 Earnings	2006 Earnings
Net appreciation (depreciation) in fair value of investments:
Registered investment company funds	$12,351	$17,146
DaVita Inc. Common Stock fund	(400)	4,250
Dividend income	24,648	23,749
Interest income	4,736	3,427

Net Investment income	$41,335	$48,572

Investments that represent five percent or more of the Plan’s interest within the Master Trust at December 31, 2007 and 2006, respectively, are as follows: (dollars in thousands)

2007
Pimco Total Return Fund	$43,960
ABF Large Cap Value Fund	33,345
Fidelity Contrafund	81,345
Fidelity Balanced Fund	28,133
Fidelity Diversified International Fund	40,274
Fidelity Freedom 2030 Fund	52,835
Fidelity Managed Income Portfolio II Fund (at contract value)	74,664
Fidelity Spartan US Equity Index Fund	38,523
DaVita Inc. Common Stock Fund	33,079

2006
Pimco Total Return Fund	$41,865
ABF Large Cap Value Fund	32,497
Fidelity Contrafund Fund	66,401
Fidelity Balanced Fund	26,058
Fidelity Diversified International Fund	34,151
Fidelity Freedom 2030 Fund	38,170
Fidelity Managed Income Portfolio II Fund (at contract value)	45,190
Fidelity Spartan US Equity Index Fund	38,009
DaVita Inc. Common Stock Fund	34,951

DAVITA INC. RETIREMENT SAVINGS PLAN

Notes to Financial Statements - continued

December 31, 2007 and 2006

(4)	Related Party and Party-in-Interest Transactions

Fidelity Management Trust Company and related Fidelity Companies are the Trustee, Investment Manager and Recordkeeper. Transactions with the Trustees qualify as party-in-interest transactions. The Company also provided personnel and administrative functions for the Plan at no charge to the Plan. In addition, the Plan holds shares of the Company’s Common Stock, which also qualifies as a party-in-interest transaction.

(5)	Tax Status

The IRS has determined and informed the Company that the Plan and related trust as amended through February 26, 2002, are designed in accordance with applicable sections of the Code. Subsequently, the Plan was amended for recent tax law changes and other statutory changes. The Plan is in the process of obtaining a determination letter from the IRS regarding these changes, but management believes that the Plan as amended is designed in accordance with the applicable sections of the Code.

The Company has identified certain errors and operational issues with respect to the Plan and intends to submit an application under the Voluntary Compliance Program (VCP). The Plan’s administrator expects that the final outcome of the VCP process will not have any material effect on the Plan’s financial statements or any impact to the Plan’s qualified tax status. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

(6)	Forfeitures

At December 31, 2007 and 2006, forfeited non-vested accounts totaled approximately $746,000 and $618,000 respectively. These accounts may be used to reduce future employer contributions or pay Plan expenses. Forfeitures of approximately $57,000 were used to pay administrative expenses in 2007. There were no forfeitures in 2006 used to pay administrative expenses, or used to reduce Company contributions.

(7)	Delinquent Participant Contributions

The Company remitted certain contributions after the date required by the Department of Labor in 2007 and 2006. The Company determined the amount of lost interest and has contributed a portion of the amounts to the Plan in May 2008 and intends to contribute the remaining lost interest.

(8)	Significant new accounting standard

On January 1, 2008, the Plan adopted Statement of Financial Accounting Standards, or SFAS No. 157 Fair Value Measurements, except for the nonfinancial assets and liabilities that are subject to a one-year deferral allowed by FASB Staff Position (FSP) FAS157-2 Effective Date of FASB Statement No. 157. This standard establishes a framework for measuring fair value and also requires additional disclosures about fair value measurements. The standard applies to assets and liabilities that are carried at fair value on a recurring basis. On February 12, 2008, FSP FAS157-2 was issued delaying the effective date of SFAS No. 157 until fiscal years beginning after November 15, 2008 for nonfinancial assets and liabilities that are not recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The implementation of this standard relating to the assets and liabilities carried at fair value on a recurring basis is not expected to have a material impact on the Plan’s financial statements.

DAVITA INC. RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2007

Identity of issuer, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Current Value
* Participant Loans	4.00% - 10.50% maturing through November 2017	$23,268,382

*	represents a party-in-interest

See accompanying report of independent registered public accounting firm.

DAVITA INC. RETIREMENT SAVINGS PLAN

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions

Year Ended December 31, 2007

Identity of party involved	Relationship to plan, employer, or other party-in-interest	Description of transaction, including rate of interest	Amount on line 4(a)	Lost interest
DaVita Inc.	Plan sponsor	2006 employee deferrals and loan repayments not deposited to the Plan in a timely manner.	$5,560	$147

DaVita Inc.	Plan sponsor	2007 employee deferrals and loan repayments not deposited to the Plan in a timely manner.	$63,530	$579

		2006 interest rate of 22.52% 2007 interest rate of 21.17% 2008 interest rate of 10.54%

There were unintentional delays by the Company in submitting 2006 and 2007 employee deferrals and loan repayments in the amount of $5,560 and $63,530, respectively, to the trustee. The Company reimbursed the Plan for lost interest in the amount of $134 on May 31, 2008, and intends to contribute the remaining lost interest of $592.

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DAVITA INC.
RETIREMENT SAVINGS PLAN

By:	/s/ Steven Cooper
Steven Cooper
Designated Representative of the Plan Administrator

Date: June 24, 2008